
SEC MAIL PROCESSING
RECEIVED
JUN 02 2010
193
SECTION


FOSTER'S
GROUP


10015854

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Foster's Financial Update and Proposal to Pursue Demerger"

Released: 26 May 2010

Pages: 4
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 8626 2105

dlw 6/15


FOSTER'S
GROUP

26 May 2010

FOSTER'S FINANCIAL UPDATE AND PROPOSAL TO PURSUE DEMERGER

- Foster's Group Limited (Foster's) expects EBITS[1] of $1,050-1,080 million for year ending 30 June 2010, broadly in line with consensus estimates.
- Foster's intends to pursue a demerger of Beer and Wine, subject to a detailed evaluation of the issues, costs and benefits to Foster's shareholders and ongoing assessment of prevailing economic and capital market conditions.
- Foster's expects to recognise a non-cash impairment charge of $1,100-1,300 million (pre-tax) to the carrying value of its wine assets in the 2010 financial year.
- As a result of the non-cash impairment charge, the timing and payment of dividends over the next 12 months is expected to change, although the total amount received by shareholders is anticipated to be broadly in line with previous years.

Trading Update

Foster's Group Limited ("Foster's") confirms that it currently expects EBITS for the year ending 30 June 2010 to be between $1,050-1,080 million, which is broadly in line with consensus estimates.

"The beer business is Australia's market leader and, under new leadership, is focussed on reinvesting in its key brands to continue its track record of positive earnings growth", Foster's Chief Executive Officer, Mr Ian Johnston, said.

"Foster's wine business is showing signs of growth but continues to be impacted by oversupply in Australia, subdued consumer demand in key international markets and a strong Australian dollar during the 2010 financial year."

Demerger Proposal

Foster's today announced that it intends to pursue a structural separation to create separate stock exchange listings for Beer and Wine (a "demerger"), subject to a detailed evaluation of the issues, costs and benefits to Foster's shareholders and ongoing assessment of prevailing economic and capital market conditions.

The decision to pursue a demerger follows significant progress with Foster's Transformation Agenda, announced with the release of the Wine Strategy Review in February 2009, including:

- completing the appointment of new senior management to the Wine and Beer businesses;

[1] Earnings before interest, tax, SGARA and significant items

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 8626 2000 Fax 61 3 8626 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

- ımplementing separate stand-alone organisational structures across Beer and Wine, including sales and marketing teams in Australia, and re-integrating supply functions into both Beer and Wine;
- reshaping of the Wine portfolio including brand rationalisation and vineyard divestments; and
- achieving significant cost savings, with the Company well on track to achieve at least $100 million per annum in the 2011 financial year.

There are also early signs of an economic recovery in some of the major markets in which Wine operates, particularly the United States, notwithstanding recent volatility in capital markets.

"We are increasingly seeing the benefits of operationally separating the beer and wine businesses. While the beer and wine businesses are market leaders, they operate in separate market segments with different strategic and operating characteristics," Mr. Johnston said.

Potential benefits of a demerger include increased transparency allowing investors to more appropriately value each business over time; greater investment choice; and flexibility for separate boards and management of Beer and Wine to develop their own corporate strategies and implement capital structures and financial policies appropriate to their businesses.

Potential issues associated with a demerger may include financing costs; corporate and other costs; and one-off implementation costs.

Foster's will assess the requirements of the independent businesses including the impact of separate financial, corporate and logistical structures.

A demerger will require the establishment of separate boards for Beer and Wine, with the appropriate mix of skills and experience.

"We will proceed as quickly as possible, but priority will be given to ensuring that all relevant matters are carefully and rigorously examined with the intention of continuing to grow our businesses and minimising disruption to our customers, employees, suppliers and other stakeholders," Mr. Johnston said.

No decision has been made on the structure or timing of a demerger, which will depend upon, among other things, prevailing economic and capital market conditions.

A demerger will be subject to all regulatory and statutory approvals and is unlikely to be implemented until the first half of calendar 2011, at the earliest.

Impairment Impact

In a separate decision today, Foster's announced that it expects to recognise a non-cash impairment charge of $1,100-1,300 million before tax and $1,050-1,200 million after tax against its wine assets in the 2010 financial year.

The non-cash impairment charge will not have any adverse implications under Foster's various banking facilities.

…cash impairment charge arises predominantly from a higher discount rate being applied to Wine, reflecting the way the business is now being managed, and higher long term exchange rate assumptions.

"Wine is a profitable business with strong cash flows. The operational benefits from the Transformation Agenda are being delivered but financial results are being adversely affected by economic and foreign exchange headwinds," Mr Johnston said.

As a result of the non-cash impairment charge, the timing and payment of dividends over the next 12 months is expected to change, although the total amount received by shareholders is anticipated to be broadly in line with previous years.

Foster's is being advised by Gresham Advisory Partners and Corrs Chambers Westgarth.

Further information:

Media

Troy Hey
Tel: +61 3 8626 2085
Mob: +61 409 709 126

Investors

Ian Betts
Tel: +61 3 8626 2685
Mob: +61 417 033 623